                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT

ITEM 1.   NAME AND ADDRESS OF COMPANY

          Kinross Gold Corporation ("Kinross" or the "Company"),
          52nd Floor, 40 King St. West,
          Toronto, ON  M5H 3Y2

ITEM 2.   DATES OF MATERIAL CHANGES

          November 21 and 30, 2005

ITEM 3.   NEWS RELEASES

          News releases were issued by Kinross in Toronto on November 21 and 30, 2005 with respect to the material changes and filed via SEDAR.

ITEM 4.   SUMMARY OF MATERIAL CHANGE

          Kinross announced an increase in reserves at its Paracatu mine in Brazil and the filing of its 2004 audited financial statements (including restated comparable statements for 2003) and accompanying MD&A, as well as its restated quarterly financial statements and MD&A's for 2004.

ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE

          Kinross announced that the drilling program at Paracatu which began in January has increased estimated proven and probable reserves to 13.3 million ounces based on a gold price of $400 per ounce, an increase of
          4.8 million ounces compared to December 31, 2004 reported reserves.

          In addition to the estimated measured and indicated resources at a gold price of $450 at October 31, 2005, estimated inferred resources total 122,981,000 tonnes at an average grade of 0.43 grams per tonne. This is compared to estimated inferred resources of 71,881,000 tonnes averaging 0.40 grams per tonne at a gold price of $400 at December 31, 2004.

PARACATU ESTIMATED RESOURCE AND RESERVE UPDATE AS AT OCTOBER 31, 2005

                                                                                 CONTAINED
  CLASSIFICATION                PRICE                  ORE         GRADE            OUNCES
  ----------------------------------------------------------------------------------------
                                ($US)      (TONNES X 1,000)         G/T

  PROVEN AND PROBABLE           $ 400              946,974          0.44        13,280,000

  MEASURED AND INDICATED        $ 450              121,906          0.43         1,677,000

  RESOURCES AND RESERVES ASSUME A FOREIGN EXCHANGE RATE OF 2.65 REAIS PER US DOLLAR.
  ----------------------------------------------------------------------------------------

PARACATU ESTIMATED RESOURCE AND RESERVE AS AT DECEMBER 31, 2004

                                                                                 CONTAINED
  CLASSIFICATION                PRICE                  ORE         GRADE            OUNCES
  ----------------------------------------------------------------------------------------
                                ($US)      (TONNES X 1,000)         G/T

  PROVEN AND PROBABLE           $ 350              604,411          0.44         8,463,000

  MEASURED AND INDICATED        $ 400                2,292          0.30            22,000

  RESOURCES AND RESERVES ASSUME A FOREIGN EXCHANGE RATE OF 3.13 REAIS PER US DOLLAR.
  ----------------------------------------------------------------------------------------

ESTIMATED DIFFERENCE - DECEMBER 31, 2004 TO OCTOBER 31, 2005

                                                                                 CONTAINED
  CLASSIFICATION                PRICE                  ORE         GRADE            OUNCES
  ----------------------------------------------------------------------------------------
                                ($US)      (TONNES X 1,000)         G/T

  PROVEN AND PROBABLE           $ 400              342,563          0.44         4,817,000

  MEASURED AND INDICATED        $ 450              119,614          0.43         1,655,000

  RESOURCES ARE EXCLUSIVE OF RESERVES
  ----------------------------------------------------------------------------------------

          Kinross also announced that it has filed its audited financial statements for the year ended December 31, 2004 which include the audited comparative restated financial statements for the year ended December 31, 2003 and the related management discussion and analysis ("MD&A"), and that it has also filed its restated quarterly financial statements and MD&A for 2004.

          TECHNICAL INFORMATION CONTAINED IN THIS MATERIAL CHANGE REPORT HAS BEEN REVIEWED BY ROD COOPER, VICE PRESIDENT, TECHNICAL SERVICES FOR KINROSS, WHO IS A "QUALIFIED PERSON" ("QP") UNDER NATIONAL INSTRUMENT 43-101.

          PRIOR TO THE 2005 DRILLING PROGRAM, KINROSS HAS NOT COMPLETED ANY INDEPENDENT VERIFICATION ROUTINES AGAINST ORIGINAL DATA SOURCES, WHICH WERE RIGOROUSLY VERIFIED BY RIO TINTO GEOLOGICAL SERVICES. A KINROSS EMPLOYED QP VERIFIED ALL DATA IN CONNECTION WITH THE 2005 DRILLING PROGRAM.

          THE MINERAL RESOURCE MODEL FOR PARACATU IS INTERPRETED AND ESTIMATED USING THE MAPTEK PTY LTD.'S VULCAN SOFTWARE.

          MINERAL RESOURCES THAT ARE NOT MINERAL RESERVES HAVE NO DEMONSTRATED ECONOMIC VIABILITY.

          MORE DETAILED INFORMATION REGARDING VERIFICATION, KEY ASSUMPTIONS, PARAMETERS, METHODS USED TO ESTABLISH ESTIMATES AND OTHER RELATED TECHNICAL INFORMATION WILL BE AVAILABLE FOR REVIEW IN A TECHNICAL REPORT PREPARED IN ACCORDANCE WITH NATIONAL INSTRUMENT 43-101, WHICH WILL BE FILED SUBSEQUENT TO THIS MATERIAL CHANGE REPORT BY SEDAR.

ITEM 6.   RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

          N/A

ITEM 7.   OMITTED INFORMATION

          N/A

ITEM 8.   EXECUTIVE OFFICER

          Ms. Shelley M. Riley
          Vice President, Administration and Corporate Secretary
          Telephone: (416) 365-5198
          Facsimile: (416) 365-0237

ITEM 9.   DATE OF REPORT

          November 30, 2005.

                                           KINROSS GOLD CORPORATION

                                           PER: /s/ Shelley Riley
                                                --------------------------------
                                                Shelley Riley
                                                Vice President Administration
                                                and Corporate Secretary